

12060964

SEC Mail Processing Section

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROKERBANK SECURITIES, INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7825 Washington Ave., Suite 513
(No. and Street)

Eden Prairie (City) MN (State) 55439 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PHILIP WRIGHT (952) 960-4893
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ABDO, EICK & MEYERS, LLP
(Name – *if individual, state last, first, middle name*)

5201 Eden Ave., Suite 250 (Address) Edina (City) MN (State) 55436 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 07 2012
02 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 4/5

OATH OR AFFIRMATION

I, PHILIP WRIGHT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROKERBANK SECURITIES, INCORPORATED, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CARL F. LIDSTROM
COMM. #6105148
Notary Public
State of Minnesota
My Commission Expires 1/31/2015

Notary Public

Signature

CEO / CCO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKERBANK SECURITIES, INCORPORATED
EDEN PRAIRIE, MINNESOTA

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2011 AND 2010

THIS PAGE IS LEFT BLANK

INTENTIONALLY

BROKERBANK SECURITIES, INCORPORATED
TABLE OF CONTENTS
DECEMBER 31, 2011 AND 2010

	Page No.
INDEPENDENT AUDITOR'S REPORT	3
FINANCIAL STATEMENTS	
Statements of Financial Condition	6
Statements of Operations	7
Statements of Changes in Stockholders' Equity	9
Statements of Cash Flows	10
Notes to Financial Statements	13
SUPPLEMENTARY INFORMATION	
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission	21
Independent Auditor's Supplementary Report on Internal Accounting Control	22

THIS PAGE IS LEFT BLANK

INTENTIONALLY


ABDO
EICK &
MEYERS LLP
Certified Public Accountants & Consultants

5201 Eden Avenue
Suite 250
Edina, MN 55436

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders'
BrokerBank Securities, Incorporated
Eden Prairie, Minnesota

We have audited the accompanying statements of financial condition of BrokerBank Securities, Incorporated as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BrokerBank Securities, Incorporated as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary schedule of Computation of Net Capital and Aggregate Indebtedness under rule 15c3-1 of the Securities and Exchange Commission on page 12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Abdo Eick & Meyers, LLP

February 20, 2012
Minneapolis, Minnesota

ABDO, EICK & MEYERS, LLP
Certified Public Accountants

952.835.9090 • Fax 952.835.3261
www.aemcpas.com

THIS PAGE IS LEFT BLANK

INTENTIONALLY

FINANCIAL STATEMENTS

BROKERBANK SECURITIES, INCORPORATED
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 57,684	$ 15,676
Commissions receivable	-	4,000
Related party receivables	3,853	-
Prepaid expenses	-	3,030
TOTAL CURRENT ASSETS	61,537	22,706
PROPERTY AND EQUIPMENT		
Computer equipment	23,879	21,230
Accumulated depreciation	(21,497)	(19,439)
TOTAL PROPERTY AND EQUIPMENT, NET	2,382	1,791
OTHER ASSETS		
Deposits	1,539	1,539
TOTAL ASSETS	$ 65,458	$ 26,036
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 856	$ 1,106
Accrued expenses	44,901	1,771
Dividends payable	719	-
TOTAL LIABILITIES	46,476	2,877
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 10,000,000 shares authorized, 7,235,351 issued and outstanding	72,353	72,353
Accumulated deficit	(53,371)	(49,194)
TOTAL STOCKHOLDERS' EQUITY	18,982	23,159
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 65,458	$ 26,036

See Independent Auditor's Report and Notes to Financial Statements.

BROKERBANK SECURITIES, INCORPORATED
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED
DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUES		
Placement agent fees and commissions	$ 528,588	$ 314,721
Other revenues	38,835	40,413
TOTAL REVENUES	567,423	355,134
EXPENSES		
Compensation-related	412,113	298,182
Occupancy	18,742	19,148
Other	126,363	51,777
TOTAL EXPENSES	557,218	369,107
OPERATING INCOME (LOSS)	10,205	(13,973)
OTHER INCOME (EXPENSE)		
Interest income	1	24
Interest expense	-	(205)
INCOME (LOSS) BEFORE INCOME TAXES	10,206	(14,154)
PROVISION FOR INCOME TAX EXPENSE	-	-
NET INCOME (LOSS)	$ 10,206	$ (14,154)

See Independent Auditor's Report and Notes to Financial Statements.

THIS PAGE IS LEFT BLANK

INTENTIONALLY

BROKERBANK SECURITIES, INCORPORATED
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED
DECEMBER 31, 2011 AND 2010

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
BALANCE, DECEMBER 31, 2009	7,235,351	$ 72,353	$ (35,040)	$ 37,313
NET LOSS	-	-	(14,154)	(14,154)
BALANCE, DECEMBER 31, 2010	7,235,351	72,353	(49,194)	23,159
DIVIDENDS	-	-	(14,383)	(14,383)
NET INCOME	-	-	10,206	10,206
BALANCE, DECEMBER 31, 2011	7,235,351	$ 72,353	$ (53,371)	$ 18,982

See Independent Auditor's Report and Notes to Financial Statements.

BROKERBANK SECURITIES, INCORPORATED
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED
DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 571,423	$ 356,384
Payments to vendors and employees	(513,103)	(384,491)
Interest income received	1	24
Interest paid	-	(205)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	58,321	(28,288)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(2,649)	(2,512)
NET CASH USED BY INVESTING ACTIVITIES	(2,649)	(2,512)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends	(13,664)	-
NET CASH USED BY FINANCING ACTIVITIES	(13,664)	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	42,008	(30,800)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	15,676	46,476
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 57,684	$ 15,676
NON-CASH INVESTING AND FINANCING TRANSACTIONS		
Dividends declared and unpaid	$ 719	$ -

See Independent Auditor's Report and Notes to Financial Statements.

BROKERBANK SECURITIES, INCORPORATED
STATEMENTS OF CASH FLOWS - CONTINUED
FOR THE YEARS ENDED
DECEMBER 31, 2011 AND 2010

	2011	2010
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		
Net income (loss)	$ 10,206	$ (14,154)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Depreciation	2,058	3,258
Change in current assets and liabilities:		
Commissions receivable	4,000	5,250
Related party receivables	(3,853)	-
Prepaid expenses	3,030	410
Accounts payable	(252)	(720)
Accrued expenses	43,132	(22,332)
Total adjustments	48,115	(14,134)
Net cash provided (used) by operating activities	$ 58,321	$ (28,288)

See Independent Auditor's Report and Notes to Financial Statements.

THIS PAGE IS LEFT BLANK

INTENTIONALLY

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

BrokerBank Securities, Incorporated (the Company) is a Minnesota-based corporation that conducts its business using a k(2)(i) exemption as a securities broker-dealer and is a member firm of the Financial Industry Regulatory Authority (FINRA). The Company received permission to operate as a member firm with restrictions as outlined in its membership agreement in May 2004 and as amended in September 2005. The Company does not and may not acquire, hold or trade securities pursuant to the rules of SEC Regulation D, Sections 501 to 506 and may market certain mutual funds and tax-advantaged securities on an agency and best-efforts basis in accordance to each selling agreement.

The Company's financial statements are presented using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. In addition, the financial presentation has been laid out to conform to the United States Securities and Exchange Commission's Annual Audit Report Form X-17A-5, Part III.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivable

Commissions receivable are unsecured and are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to allowance for doubtful accounts based on its assessment of the current status of individual accounts. Management determines the likelihood of collectability of receivables on an individual customer basis, based on length outstanding, likelihood of collecting, and the customer's current economic status. Balances which are still outstanding after management has used reasonable collection efforts are written off through a charge to allowance for doubtful accounts and a credit to accounts receivable. No allowance deemed necessary for the years ended December 31, 2011 and 2010.

Property and Equipment

Property and equipment are carried at cost. Maintenance and repairs are charged to operations and improvements are capitalized. Items sold, retired or otherwise disposed of are removed from the asset and accumulated depreciation accounts and any gains or losses therein are reflected in operations. Depreciation is computed using the straight-line method over estimated useful lives. Computer equipment is depreciated over an estimated useful life of 5 years.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue Recognition

The Company's revenues are derived from consulting fees and commissions from private placements. Consulting fees are nonrefundable deposits received during the initial stages of a private placement. Consulting fees are recognized upon receipt. Commission revenue is recognized at the time of the placement's closing.

Income Taxes

Income taxes are provided for tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The difference in asset basis relate primarily to operating loss carryforwards.

The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. The components of the deferred tax asset and liability are classified as current and noncurrent based on their characteristics.

The Company files income tax returns in the U.S. federal jurisdiction and the State of Minnesota. With few exceptions, the Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2008.

The Company has analyzed its filing positions with the Internal Revenue Service and the State of Minnesota. The Company does not anticipate any of its income tax filing positions would result in a material adverse effect on the Company's financial condition, results of operations or cash flow as the Company believes its income tax filing positions and deductions would be sustained on audit. No liability has been recorded for uncertain tax positions.

The Company recognizes interest accrued related to unrecognized tax benefits, if any, as a component of the income tax provision. During the years ended December 31, 2011 and 2010, the Company did not recognize any tax penalties or interest in relation to unrecognized tax benefits.

New Accounting Pronouncements

New accounting standards issued by, but not effective until after December 31, 2011, are not expected to have a significant effect on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date these financial statements were available to be issued, February 20, 2012.

ACCRUED EXPENSES

The following is a summary of accrued expenses as of December 31, 2011 and 2010:

	2011	2010
Accrued commissions	$ 42,748	$ -
Accrued payroll, benefits and taxes	2,153	1,771
Total accrued expenses	$ 44,901	$ 1,771

DEPRECIATION

Depreciation has been charged against income as follows:

	2011	2010
Computer equipment	$ 2,058	$ 3,258

NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net Capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2011 and 2010, respectively, the net capital ratio was 4.15 to 1.0 and .22 to 1.0 and net capital was $11,209 and $12,799 which exceeds the minimum requirement by $6,209 and $7,799.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2011 FOCUS filing. Per Rule 15c3-3 of the SEC Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

INCOME TAXES

The Company had Federal and Minnesota net operating loss carryforwards of approximately $30,973 as of December 31, 2011. If not used, the Federal net operating loss carryforward will begin expiring in 2026. The Minnesota net operating loss carryforward will begin expiring in 2021. The change in valuation was $2,514 and $3,313 for the years ended December 31, 2011 and 2010. Income tax expense was $0 and $0 for the years ended December 31, 2011 and 2010, respectively.

BROKERBANK SECURITIES, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

INCOME TAXES - CONTINUED

The primary components of the Company's deferred tax assets as of December 31, 2011 are as follows:

	2011		
	Federal	Minnesota	Total
Long-term deferred tax asset			
Net operating loss carry-forward	$ 4,646	$ 2,478	$ 7,124
Valuation allowance	(4,646)	(2,478)	(7,124)
Total deferred tax asset	$ -	$ -	$ -

The deferred tax expense for the year ended December 31, 2011 consists of the following:

	2011		
	Federal	Minnesota	Total
Net operating loss carryforwards	$ (983)	$ (1,531)	$ (2,514)
Valuation allowance	983	1,531	2,514
Deferred income tax benefit	$ -	$ -	$ -

The primary components of the Company's deferred tax assets as of December 31, 2010 are as follows:

	2010		
	Federal	Minnesota	Total
Long-term deferred tax asset			
Net operating loss carry-forward	$ 6,177	$ 3,461	$ 9,638
Valuation allowance	(6,177)	(3,461)	(9,638)
Total deferred tax asset	$ -	$ -	$ -

The deferred tax expense for the year ended December 31, 2010 consists of the following:

	2010		
	Federal	Minnesota	Total
Net operating loss carryforwards	$ 1,190	$ 2,123	$ 3,313
Valuation allowance	(1,190)	(2,123)	(3,313)
Deferred income tax expense	$ -	$ -	$ -

LEASE

The Company leases office space under a lease that expires in August 2012. Monthly base rent is $1,470. In addition, the Company is responsible to pay for use of office administration, meeting rooms, photocopies, postage and telecom lines and equipment. Rent expense was $18,742 and $19,148 for the years ended December 31, 2011 and 2010, respectively.

Future minimum lease commitments are as follows:

2012	$ 13,480

CONCENTRATIONS

Uninsured Cash Balance

At times during the year the Company's bank deposit balance may exceed the Federal Deposit Insurance Company (FDIC) insured limits. At December 31, 2011, the Company did not have any cash balances in excess of FDIC limits.

THIS PAGE IS LEFT BLANK

INTENTIONALLY

SUPPLEMENTARY INFORMATION

THIS PAGE IS LEFT BLANK

INTENTIONALLY


ABDO
EICK &
MEYERS LLP
Certified Public Accountants & Consultants

5201 Eden Avenue
Suite 250
Edina, MN 55436

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
BrokerBank Securities, Incorporated
Eden Prairie, Minnesota

In planning and performing our audit of the financial statements and supplementary schedule of BrokerBank Securities, Incorporated for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

952.835.9090 • Fax 952.835.3261
www.aemcpas.com



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abdo Eick & Meyers, LLP

ABDO, EICK & MEYERS, LLP
Certified Public Accountants

February 20, 2012
Minneapolis, Minnesota

952.835.9090 • Fax 952.835.3261
www.aemcpas.com

BROKERBANK SECURITIES, INCORPORATED
EDEN PRAIRIE, MINNESOTA

SIPC SUPPLEMENTAL REPORT

FOR THE YEAR ENDED
DECEMBER 31, 2011


ABDO
EICK &
MEYERS LLP
Certified Public Accountants & Consultants

5201 Eden Avenue
Suite 250
Edina, MN 55436

Board of Directors
BrokerBank Securities, Incorporated
Eden Prairie, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by BrokerBank Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating BrokerBank Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). BrokerBank Securities, Inc.'s management is responsible for BrokerBank Securities, Inc.'s compliance with those requirements. This agreed upon-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested of for any other purpose. The procedures we performed and our findings were as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (there were two checks written to SIPC), noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amount s reported in Form SIPC-7 for the year ending December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences. There were no adjustments;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in related the related schedules and working papers (internal statement of incomes) supporting the adjustments and noting no differences; and
5. Compared the amounts of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences (there were no overpayments).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention, if material, would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

Abdo Eick & Meyers, LLP

February 20, 2012
Eden Prairie, Minnesota

ABDO, EICK & MEYERS, LLP
Certified Public Accountants

952.835.9090 • Fax 952.835.3261
www.aemcpas.com